 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 08, 2016

Commission File Number 001-14978
SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes                        No X
---                         ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew completes Gynaecology sale and commences $300 million share buy-back programme

8 August 2016

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, announces that it has completed the divestiture of its Gynaecology business to Medtronic plc (NYSE:MDT) for $350 million.

The planned sale of our Gynaecology business demonstrates our disciplined strategic approach to capital deployment. Our shareholders will benefit directly through a $300 million share buy-back programme. The divestment is expected to be broadly neutral to adjusted earnings per share ('EPSA') in 2017, after the share buy-back, and to reduce EPSA by less than 1.0¢ in 2016.

The maximum pecuniary amount allocated to the buy-back programme is $300 million and the maximum number of shares that will be purchased is estimated to be 18.3 million1 based on the prevailing share price and GBP/USD exchange rate. The buy-back programme, the purpose of which is to reduce the Company's share capital, commences today and will end no later than 31 March 2017.

Ends

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Matthew Cole	+44 (0) 20 3727 1000
FTI Consulting
Notes
         1.     For the purpose of  the draft Commission Delegated Regulation on buy-back programmes and stabilisation measures (European Commission C(2016) 1357 final) supplementing the Market Abuse Regulation (EU) No 596/2014
                 (MAR) Article 5, the maximum number of shares to be purchased is 20 million.

About Smith & Nephew
Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2015 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew.  Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                                                                                                                                                                                                                                                                     Smith & Nephew Plc
                                                                                                                                                                                                                                                                                                                        (Registrant)

Date: August 08, 2016

                                                                                                                                                                                                                                                                                                                                         By: /s/ Susan Swabey
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                                                                                                                                                                                                                                                                                                                              Susan Swabey
                                                                                                                                                                                                                                                                                                                                     Company Secretary